GREEN THUMB INDUSTRIES INC.

325 WEST HURON STREET, SUITE 700

CHICAGO, ILLINOIS 60654

(312) 471-6720

February 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Deanna Virginio

Re:	Green Thumb Industries Inc.
Registration Statement on Form S-1
File No. 333-248213

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Green Thumb Industries Inc. respectfully requests that the effective date of the above-referenced Registration Statement, filed on August 21, 2020, as amended by Amendment No. 1 thereto filed on January 19, 2021 and Amendment No. 2 thereto filed on February 2, 2021, be accelerated so that such Registration Statement will be declared effective at 4:00 p.m. Washington, D.C. time on February 8, 2021, or as soon as practicable thereafter.

Please do not hesitate to contact Martin C. Glass of Jenner & Block LLP at (212) 891-1672 with any questions or comments concerning this letter.

Very truly yours,
GREEN THUMB INDUSTRIES INC.

By:	/s/ Benjamin Kovler
Benjamin Kovler
Chief Executive Officer

Cc: Martin C. Glass, Jenner & Block LLP